

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 1, 2011

Mr. Longlin Hu
President and Chief Executive Officer
Kirin International Holding, Inc.
Room 1506
South Building of China Overseas Plaza
No. 8 Guanghua Dongli Road
Chaoyang, District, Beijing, 100020
People's Republic of China

> **Re:** **Kirin International Holding, Inc.**
> **Form 8-K**
> **Filed March 7, 2011**
> **File No. 333-166343**

Dear Mr. Hu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Furnish the information required by Item 102 of Regulation S-K, description of property.

2. Please update your 8-K to include financial statements for the year ended December 31, 2010 of Hebei Zhongding Real Estate Development Corporation Limited and Xingtai Zhongding Jiye Real Estate Development Company Limited.

3.  We note that you conduct substantially all of your operations outside of the United States.  In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

    a.  How do you maintain your books and records and prepare your financial statements?
    b.  If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.
    c.  If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.
    d.  What is the background of the people involved in your financial reporting?

4.  We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

    a.  what role he or she takes in preparing your financial statements;
    b.  what relevant education and ongoing training he or she has had relating to U.S. GAAP;
    c.  the nature of his or her contractual or other relationship to you;
    d.  whether he or she holds and maintains any professional designations such as Certified  Public Accountant (U.S.) or Certified Management Accountant; and
    e.  about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP.

5.  If you retain an accounting firm or other similar organization to prepare your financial statements, please tell us:

    a.  the name and address of the accounting firm or organization;
    b.  the qualifications of their employees who perform the services for your company;
    c.  how and why they are qualified to prepare your financial statements;
    d.  how many hours they spent last year performing these services for you; and
    e.  the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements for the most recent fiscal year end.

6. If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements, do not provide us with their names, but please tell us:

   a. why you believe they are qualified to prepare your financial statements;
   b. how many hours they spent last year performing these services for you; and
   c. the total amount of fees you paid to each individual in connection with the preparation of your financial statements for the most recent fiscal year end.

7. If you do not identify an audit committee financial expert in your filings, please describe the extent of the audit committee's U.S. GAAP knowledge. If you do not have a separately created audit committee, please describe the extent of the Board of Directors' knowledge of U.S. GAAP.

Item 1.01 Entry Into A Material Definitive Agreement, page 1

Share Exchange, page 1

8. Naming all actors and entities, disclose all material relationships that existed between and among the Company, your former principal stockholder, Kirin China and the former shareholders of Kirin China, prior to the time of the Share Exchange Agreement. Refer to Item 2.01(c) and (d) of Form 8-K. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles. Finally, identify any promoters as required by Item 404(c) of Regulation S-K.

9. Revise your disclosure to move the description of business section and reverse merger summary to the front of the document and then clearly and concisely disclose the business purpose of each material agreement listed here. Clearly disclose total consideration and contingent consideration for each entity and actor in your review of all agreements. Discuss the consideration provided to Lisan Rahman.

10. Explain all contingent acquisition consideration elements related to the Make Good Obligations.

The Offering, page 1

11. On page one you disclose that you "completed" a private offering of investment units. But, on page two you state "[i]f the Company obtains subscriptions from additional investors in the Offering…" Make clear whether the company continues to offer the units described. Explain in your response whether the "all-or-none" condition to

receive at least $5,000,000 in the offering remains in effect.  See page one to the
Form of Subscription Agreement (Exhibit 10.1).

"Make Good" Escrow, page 2

12. Disclose "the investors" here as "the Purchasers" if true.

"Hold Back" Escrow, page 2

13. Disclose whether or not the Holdback Shares were canceled or returned to Prolific.
We note that the offer closed.

Description of Business, page 3

14. In this section and throughout your filing revise all dollar amounts to present in U.S.
dollars, not RMB.

Overview & Subsidiaries, page 4

15. Describe the "Kirin County Project" using a balanced approach including stages of
completion and pending matters.

Organization & Subsidiaries, page 4

16. Explain the background and relevance, including, but not limited to the reverse
merger and agreements thereto, of the December 22, 2010 date on which Kirin
Management entered into the series of contractual arrangements.

Entrusted Management Agreement, page 4

17. Name the shareholders of the Operating Companies here.  State whether there is any
minimum requirement for the management fee, whether any fee has been paid to date,
any other agreements surrounding the management fee, and current obligations of
each Operating Companies' respective debts, including what has been paid by Kirin
Management to date.

18. Disclose the terms of the agreement relating to the Kirin Management's obligation to
pay the current obligations of each Operating Companies' respective debts "to the
extent the Operating Companies are not able to pay such debt," including how this is
determined and what funds of the Operating Companies are used for any calculation
as to the ability to pay, including relevant time frames for payment and any written or
oral arrangements or agreements regarding any aspect of calculation and payment of
the debts of the Operating Companies.

19. Describe the trust agreements and business purpose for operating with same. State whether or not these are registered with any PRC authorities and requirements for same.

Shareholders' Voting Proxy Agreement, page 5

20. Name the board of directors of Kirin Management.

Exclusive Option Agreement, page 5

21. Name Kirin Management. Explain your statement "Kirin Management and the Operating Companies shareholders shall enter into further agreements based on the circumstances of the exercise of the option, including price. The exercise price shall be refunded to Kirin Management or the Operating Companies at no consideration in a manner decided by Kirin Management, in its reasonable discretion." Detail all agreements, arrangements, whether formal or informal, written or verbal as to these matters.

22. We note your disclosure that you have the exclusive option to purchase, when permitted under applicable laws, all or part of the shares or assets of the Operating Companies. Please include disclosure regarding management's current expectation regarding when and how you will exercise such rights.

23. Explain the background, including but not limited to how and when Ms. Iwamatsu Reien came to control Kirin China through Pacific Lion Limited, Valiant Power Limited and Solid Wise Limited. Discuss whether her control of Kirin China coincided with or was related to the Call Option Agreements and any relationship she had to parties involved in the company now or prior to the reverse merger, promoters and other actors.

24. In addition clearly explain the respective relationships Messrs. Jianfeng Guo and Longlin Hu and Ms. Xiangiu Mu have with each of the entities noted in the corporate structure chart and with Ms. Reien. We note, for example, that these individuals signed the Share Exchange Agreement as directors of Prolific Lion, Valiant Power and Solid Wise respectively. We note further, that clause 2.8 in each of the Call Option Agreements appears to grant each purchaser the current right to vote the shares held by the applicable BVI Company, in which case Mr. Jianfeng Guo effectively controls the company.

25. Revise your filing to reconcile inconsistencies with regard to the holdings of Ms. Iwamatsu Reien. We note that on page six you indicate she owns 100% of the shares of Kirin China through her holdings in Prolific Lion Limited, Valiant Power Limited and Solid Wise Limited. However, the chart on page five indicates that Non-Affiliate stockholders own a stake in Kirin International Holding, Inc., which in turn owns

100% of Kirin China. In addition, you state on page 28 that Ms. Reien owns approximately 80.9% of your common stock. But, the beneficial ownership table on page 42 suggests ownership of 89.7% of your common stock.

26. We note that the contractual arrangements between Kirin Management and the Operating Companies do not include an equity pledge agreement. Explain whether the lack of an equity pledge agreement presents any material risks to the company. Account for any such risks within Risk Factors. Disclose the percentage revenue each VIE represents to the company.

27. The conditions to the Call Option Agreements disclosed on page 6 do not comport with the exhibited agreements. Revise to correct.

28. Detail the business purpose behind the Call Option Agreements and how they are meant to compensate whom for what.

29. We note your disclosure on page 4 that Kirin Management is a wholly foreign owned enterprise under PRC law. Please disclose whether it has received a business license and disclose its approved business scope. Indicate whether any current or anticipated business of the Operating Companies falls outside of this scope. Supplementally provide us with a copy of the business license as well as an English translation of the license.

30. Please include disclosure addressing why your contractual structure is necessary to "permit the infusion of foreign capital under the laws of the PRC and to maintain an efficient tax structure…"

31. Clarify the role that Kirin Development and Kirin China plays in your corporate structure. Your disclosure indicates that these entities do not conduct operations and have no contractual relationships with the Operating Companies.

32. Please explain what benefit the current shareholders of the Operating Companies received from entering into the contractual arrangements and what incentives they have to continue to perform.

33. Further, describe the trust agreements and explain the business purpose behind Mr. Jiangfeng Guo utilizing the Operating Company shareholders as nominal holders. Explain the relevance and reason for using these shareholders as registered holders for part of the holdings with Mr. Jiangfeng Guo as beneficial holder and then Mr. Jiangfeng Guo as direct registered holder for the majority shareholdings of each Operating Company.

34. Quantify the economic benefits you have received from the Operating Companies to date. Indicate whether your PRC subsidiary has paid dividends to you at this point

and provide management's assessment of its ability to pay dividends to you in the future.

35. Tell us whether you received an opinion from PRC counsel regarding the validity and enforceability of your contractual arrangements with the Operating Companies. Provide any such opinion supplementally.

Sales and Marketing, page 10

36. In discussing what remains to be sold on the Kirin County project, discuss the number and percentage sold in the residential and commercial categories and the percentage remaining to be sold.

Land Resources Procurement, page 10

37. Explain what you mean by a "signature project for the local government" and whether and what benefits attach from that designation.

PRC Real Estate Market Overview, page 10

38. We note that you include industry research for information and statistics regarding the PRC real estate market. We note, for example, reference on page 10 to home-buying activity statistics reported in the Wall Street Daily. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support.

PRC Real Estate Market Overview, page 10

39. We note your disclosure about the effect of strict real estate development regulations and stringent credit loan policies on the real estate market in general. Supplement this disclosure by discussing the impact these measures have had on your business here and in your MD&A.

Future Development Trends and Regulations of the Real Estate Industry in the PRC, page 10

40. Revise the second paragraph on page 11 to explain that the statistics cited indicate faster purchasing power growth in tier three cities, rather than greater overall purchasing power as compared to tier 1 cities.

Market Overview of the Bohai Sea Surrounding Area, page 12

41. Much of the information presented in this section is unclear. Substantially revise to make clear why each piece of statistical information provided "indicates potential for

real estate development and profit generation" and to more fully describe the contents of each graph/chart and how it supports the claims made.

42. Revise each of the "Land Right Procurement Costs" and "Growth of Land Right Procurement" charts to present in English.

Competitive Advantages, page 14

43. Your statements which indicate that you have a competitive advantage based on your relationships with local authorities in the Bohai Sea Surrounding Area conflicts with your disclosure under "Competition" which indicates that your competitors have "established relationships with [the] local government" in that region. Revise to correct.

Growth Strategy, page 15

44. Please update the current expected start times for the Kirin Bay and No. 79 Courtyard Projects here and on page 7. We note your disclosure regarding the first and second quarters of 2011.

Government Regulation and Approvals, page 16

45. Throughout this section you make reference to your "PRC subsidiaries" and "PRC operating subsidiaries." Revise the language here and throughout your filing to make clear that you have one PRC subsidiary and exercise control over the Operating Companies through contractual arrangements; you should not refer to operating affiliates as subsidiaries. Make sure that the disclosure here and the risk factor disclosure under "Risks Relating to the People's Republic of China Generally" accurately portrays your business as currently constituted.

Permits and Certificates, page 17

46. You state that holders of grade 3 and 4 Real Estate Development Enterprise Qualification Certificates may develop projects with total construction area of no more than 150,000 square meters and 100,000 square meters respectively. You further state that Hebei Zhongding has obtained a grade 3 certificate, whereas, Zhongding Jiye has obtained a grade 4 certificate. We note, however, that the majority of your completed and planned projects disclosed on page 7 exceed the total construction area limit of the respective certificates held. Please explain.

47. Briefly describe the various gradations of Real Estate Development Enterprise Qualification Certificates and the qualifications necessary to obtain each level of certificate.

48. Disclose what, if any, additional certificates, licenses or permits are required to operate your business and whether you have all such necessary items.  Account for each of the following if applicable:

   a. Land Use Rights Certificates;
   b. Construction Land Planning Permits;
   c. Construction Work Planning Permits;
   d. Work Commencement Permits; and
   e. Pre-Sales Permits

Taxation, page 17

49. Explain why it "remains unclear" how the tax authorities will determine the location of the de facto management bodies" and how you believe yours will be considered, including all relevant factors.  Provide your analysis as to whether or not you will be taxed under the EIT Law.

Dividend Distributions, page 18

50. Disclose Kirin Management's current registered capital and indicate whether the allocations the entity has made to its statutory reserve fund to date comply with the applicable PRC laws and regulations.  To the extent that it has not complied with these requirements, please quantify any fines or penalties the company may be subject to as a result of such non-compliance.

Risk Factors, page 19

51. Throughout this section we note references to "this offering."  Explain to what offering you refer or revise to delete these references.

Risks Relating to the People's Republic of China Generally, page 26

52. Add a risk factor which discusses PRC regulation of loans and direct investment by offshore holding companies to PRC entities and how such regulation may delay or prevent you from providing capital to your PRC subsidiary and the Operating Companies.  Specifically address the impact of Safe Circular 142.

Currency Conversion Could Adversely Affect Our Financial Condition, page 26

53. Make clear that approval from or registration with appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China for the repayment of loans denominated in foreign currencies.  Discuss the impact this could have on your PRC subsidiary to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from

you as well as your ability to use funds generated from the Operating Companies to
pay off debts held by you and your offshore subsidiaries.

Since Most Of Our Assets Are Located In PRC, Any Dividends Of Proceeds From
Liquidation…, page 27

54. Explain how any proceeds from the liquidation of the Operating Companies would or
would not be accessible by your PRC subsidiary.  In turn, explain whether the
proceeds from such liquidation could be used outside of the PRC or be given to
investors who are not PRC nationals.  Account for all material regulation.

Under The Enterprise Income Tax Law, We May Be Classified As A "Resident
Enterprise"…, page 28

55. Disclose that the call option agreements referenced allow each of Jianfeng Guo,
Longlin Hu and Xiangju Mu to currently exercise voting rights over the shares of the
respective BVI entities.  Discuss how this factor affects the analysis of whether you
should be deemed a "resident enterprise."  Similarly discuss this aspect with regard to
the impact of SAFE Circular 75 discussed on page 29.

PRC Regulations Regarding Offshore Financing Activities BY PRC Residents…, page 29

56. Revise both of the risk factor headings on page 29 to reflect the specific respective
risks discussed.

The Contractual Agreements Through Which We Have Established Control…, page 31

57. Disclose the "certain circumstances" in which the contractual agreements may be
terminated and discuss the likelihood of those circumstances taking place.  Discuss
what incentives you have in place that balance these risks and align the interests of
the VIE shareholders with yours, being the Nevada Company.

Risks Relating to Our Securities, page 31

In order to Raise Sufficient Funds to Expand …, page 31

58. We note your discussion that you may issue additional securities resulting in
substantial dilution.  Discuss any and all formal, informal, written and oral
agreements, arrangements or understandings pursuant to which you contemplate the
issuance of additional securities.

Management's Discussion And Analysis Of Financial Condition And Results Of Operations, page 32

59. We note your discussion of the impact of various government regulations on your business in the risk factors section as well as the discussion of regulations on page 16. Provide a brief description of the material effects of governmental regulations on your business and the effects such policies could have on your future operations.

60. We note on page 32 that you have contractual agreements in place with your affiliated Chinese entities. Please expand the discussion to address whether or not the entrusted management agreement, shareholders' voting proxy agreement, and the exclusive option agreement are registered with local, provincial or national authorities in the PRC.

61. With regard to your Kirin County Project, please discuss the types of customers buying your properties. Disclose if any one customer represents more than 10% of revenue or accounts receivables. Disclose if the government is one of your customers and the significance of revenue related to the government.

Results of Operations, page 33

62. Expand this section to more fully disclose the underlying factors responsible for each material financial line item change and discuss your expectations going forward. For example under "Other Income (Expense)" on page 34 you should discuss the impact of the disclosed government grant on your financials and whether you expect to receive similar grants in the future. You might also discuss your expectation with regard to whether interest expense will remain at the elevated level disclosed. These are just examples. Please also discuss net income or loss for each relevant period.

63. We note the large growth in revenues and gross margin between comparable periods. In this regard please disclose in detail specific reasons for the large increase. For example, discuss the following:

    a. what has changed between periods to effect the increase,
    b. if your competitors have similar increases in revenue and gross margin,
    c. how long you anticipate to maintain this growth,
    d. how your companies' infrastructure is able to keep up with the growth,
    e. when you anticipate to realize revenues for properties and land lots under development, and
    f. the current economic environment for real estate sales in the PRC and the local provinces where you have operations.

Liquidity and Capital Resources, page 35

64. Revise to discuss and quantify all material short-term liquidity requirements.  Further, provide similar disclosure regarding all material long-term liquidity requirements. For example, we note that construction of the Kirin Bay Project and the No. 79 Courtyard Project is scheduled to start in 2011.  As another example, we note your intent to expand your focus to the Bohai Sea Surrounding Area.  Clarify whether management believes the company will have sufficient cash and other financial resources to fund operations and meet its obligations for the next twelve months and beyond and identify the anticipated sources of funds required.

65. With regard to sources of funds, we note that Mr. Guo Jianfeng paid $29,845,846 on the Operating Companies behalf to acquire land use rights during the nine months ended September 30, 2010.  Discuss your expectation as to whether Mr. Guo Jianfeng will continue to personally fund operations and the impact of his doing so.

66. Reconcile your statement that you had no material commitments for capital expenditures as of September 30, 2010 with your ongoing business of constructing residential and commercial properties.

67. Disclose all material financial obligations and the terms thereto.  We note, for example, that as of September 30, 2010 the company had a balance of $18,146,275 owed to a related party.

68. Discuss the relevant regulatory limitations on remitting currencies in and out of China and how you expect these limitations to affect the liquidity of you, your PRC subsidiary and the Operating Companies.

Financing Activities, page 36

69. The respective terms disclosed for each withdrawal from the Xingtain Yejin Branch, Industrial and Commercial Bank of China term loan do not comport with your statement that the term of the loans will be "36 months, commencing from the date of each withdrawal."  Please explain.

70. Tell us whether covenant two, "before the loan and interest is fully repaid, Xingtai Zhongding may not distribute dividends or other amounts to its shareholders," affects Xingtai Zhongding's ability to pay management fees to Kirin Management via the entrusted management agreement.

Directors And Executive Officers, page 43

71. For each of your directors disclose the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director.  See Item 401(e) of Regulation S-K.

Involvement in Certain Legal Proceedings, page 43

72. Please note that Item 402(f) of Regulation S-K was amended to require disclosure of an expanded list of certain legal proceedings during the past ten years. Please confirm in your response letter that no additional disclosure was required under Item 402(f) for your executive officers and directors.

Transactions with Related Persons, page 45

73. Revise to account for all related person transactions.  For example, Note 10 to exhibit 99.2 indicates that during the nine months ended September 30, 2010, Mr. Guo Jianfeng paid $29,845,846 on the Operating Companies' behalf to acquire land use rights.  Note 10 also discloses that as at September 30, 2010 the Operating Companies had a payable of $18,146,275 due to a related party.  See Item 404 of Regulation S-K.

Director Independence, page 45

74. Disclose whether you consider Mr. Yaojun Liu an independent director.

Item 4.01 Changes in Registrant's Certifying Accountant

75. Please file a letter from Li & Company, PC, your former auditor, stating whether or not they agree with your comments in your Item 4.01 8-K.

Item 9.01 Financial Statement and Exhibits, page 52

(d) Exhibits, page 52

76. File your lending agreements with Xingtai Yejin Branch, Industrial and Commercial Bank of China and with Xingtai Chengjiao Rural Credit Cooperative Union Association as well as the Make Good Escrow Agreement and any other material contracts.  See Item 601(b)(10) or Regulation S-K.

Exhibit 99.1:  Hebei Zhongding Real Estate Development Corporation Limited and Xingtai Zhongding Jiye Real Estate Development Company Limited Audited Combined Financial Statements for the Years Ended December 31, 2009 and 2008

Combined Balance Sheets, page F-1

77. Please segregate current and long term assets and liabilities.  For example it is not clear to us if properties and land under development and customer deposits are short term or long term.

Combined Statements of Cash Flow, page F-4

78. We note that you received land use rights as a capital contribution from an owner.  In this regard;

   a. Disclose in a footnote to your financial statements how you acquired the land lots under development.
   b. Disclose how you account for the sale of land use rights.  Refer to your basis in accounting literature.
   c. Please disclose in your related party footnote who contributed the land use rights.
   d. Tell us how the equity owner acquired the land use rights and what the equity owner paid for the land use rights.
   e. Disclose how you determined the value of the land use rights contributed by the equity owner.  Refer to your basis in accounting literature.
   f. If material, disclose the value of all land use rights on the face of your balance.
   g. Tell us if you have land use rights that are not under construction.
   h. Disclose your accounting policy regarding amortization of land use rights.
   i. As an exhibit to the filing, please file the legal agreement that provides for the equity owners contribution of land use rights to your Companies.
   j. Discuss in your MD&A whether this contribution agreement was registered with local, provincial or national authorities in the PRC.
   k. Discuss in your MD&A whether this contribution agreement is enforceable with the local, provincial or national authorities in the PRC.
   l. Discuss in your MD&A the expiration date of the land use rights, including any renewal periods remaining.
   m. Disclose any negotiations with the equity owner to date regarding the land use rights.
   n. Discuss in detail in your MD&A, how your business would be impacted by the loss of the land use rights.
   o. In your MD&A discuss the zoning of land for which you have land use rights.  If the land is zoned for agricultural or other purposes other than

your Kirin County Project disclose that fact in the MD&A and discuss the
risks associated with improper zoning.

## Note 1 – Organization and Description of Business, page F-5

79. You state that "Xingtai Zhongding Jiye Real Estate Development Company Limited
("Xingtai Zhongding") was established by Xingtai Business Investment Company
Limited (a company indirectly wholly-owned and controlled by Mr. Guo Jianfeng)."
Furthermore, you state "On December 31, 2009, Xingtai Business Investment
Company Limited transferred its ownership in Xingtai Zhongding to Mr. Guo
Jianfeng (51%), Mr. Liu Haifeng (41%) and Mr. Xie Yuelai (8%) as nominal holders
for Mr. Guo Jianfeng." In this regard;

    a. Disclose how Mr. Guo Jianfeng indirectly wholly-owns and controls
       Xingtai Business Investment Company Limited.  Refer to your basis in
       accounting literature.
    b. Disclose what you mean by "nominal holders."
    c. Tell us why you believe you qualify for combination of entities under
       common control.  Refer to your basis in accounting literature.

80. You state that "On September 3, 2007, Hebei Zhongding established a subsidiary
Hebei Zhongding Engineering & Project Management Company Limited with 80%
direct ownership, and had Mr. Guo Jianhe as 20% nominal holder for Hebei
Zhongding."  Furthermore, you state that "On December 24, 2009, Xingtai
Zhongding established a wholly-owned subsidiary Huaxia Kirin (Beijing) Property
Management Company Limited."  However the names of these subsidiaries do not
exactly reconcile to your corporate structure on page 5.  In addition, some
subsidiaries in the corporate structure are not included in your footnote disclosure.
Please advise.

## Note 2 – Summary of Significant Accounting Policies, page F-5

## Revenue Recognition, page F-6

81. We note your disclosure that "Revenue from the sales of development properties
where the construction period is twelve months or less is recognized by the full
accrual method when the sale is consummated. A sale is not considered consummated
until…all consideration has been exchanged… Revenue recognized to date in excess
of amounts received from customers is classified as current assets under contracts
receivable."  In this regard, your statement appears to contradict itself.  If amounts
have not been received tell us why you would recognize revenue.  Refer to your basis
in accounting literature.

82. We note your statement that "the ratio of completion is determined by an independent third party hired by the Companies as the contractors employed by the Companies request advance payments and do not specifically allocate these costs to the various projects." Please explain in detail who the independent third parties are, their experience and ability to determine the total proceeds and cost of the project. Please explain the underlying date the third party uses to estimate completion. Tell us why you do not have the same data. Also if costs are not allocated to various projects, tell us how you are able to estimate total costs.

Real Estate Capitalization and Cost Allocation, page F-7

83. We note your statement that total estimated costs of multi-unit developments are allocated to individual units based upon specific identification methods. We also note based on the preceding paragraph in the revenue recognition footnote that "the ratio of completion is determined by an independent third party hired by the Companies as the contractors employed by the Companies request advance payments and do not specifically allocate these costs to the various projects." These two statements appear to contradict each other. If contractors do not specifically allocate these costs to the various projects, how are you able to allocate to individual units based upon specific identification methods? Please explain.

Government Grant, page F-7

84. You state that "Government grant not applicable to acquisition of long-term assets are recognized at fair value as other income when the Companies have complied with the conditions attached to the grant and the grant's collections is reasonable assured." Please explain the first part of this sentence "government grant not applicable to acquisition of long-term assets." Please disclose if you received any government grants regarding acquisition of long-term assets and your accounting for these types of grants.

85. You state that "the grant was received by an equity owner of the Companies." If this government grant was received by the equity owner of the Companies and not the actual Companies, tell us why you recorded the grant as income versus a capital contribution by the equity owner. Refer to your basis in accounting literature.

Cash and Cash Equivalents, page F-7

86. You state that cash includes cash on hand and demand deposits in accounts maintained with state-owned and private financial institutions within the PRC. In this regard, please disclose whether the PRC has insurance similar to Federal Deposit Insurance Corporation (FDIC) in the U.S. Furthermore, tell us which institutions hold your cash and cash equivalents and term deposits. Also disclose the quality and risk associated with these financial institutions. Please comply with this comment in

your financial statements for the nine months ended September 30, 2011 and all future filed financial statements.

87. Please disclose the ability of your VIE's to pay cash dividends to your PRC wholly foreign owned enterprise and ultimately to you, Kirin International Holding, Inc.

Restricted Cash, page F-8

88. We note your statement that "PRC banks grant mortgage loans to home purchasers and will credit these amounts to the Companies' bank account once title passes to the purchasers. If the condominiums are not completed and the new homeowners have no ownership documents to secure the loan, the bank will deduct 5% of the homeowner's loan from the Companies' bank account and transfer that amount to a designated bank account classified on the balance sheet as restricted cash." In this regard it seems that your statement contradicts itself. Tell us why the PRC bank would give your bank the funds if the condominiums are not completed and the new homeowners have no ownership documents. Please disclose in detail how and when you recognize revenue for these types of sales.

89. Furthermore, tell us why the bank can deduct 5% of the homeowner's loan from your bank account and transfer that amount to a different bank account. Tell us why the bank has access to your cash. Please tell us why you believe the cash is actually under your control.

Land Appreciation Tax ("LAT"), page F-9

90. You state that "LAT is prepaid on customer deposits and is expensed when the related revenue is recognized." Please clarify this statement and tell us exactly how LAT is paid. Provide us with the journal entries used to record and pay LAT. Clarify if LAT is paid by you or whether you pay it on behalf of your customer.

Property Warranty, page F-9

91. Please tell us specifically how you account for property warranty, showing us the journal entries used to record the 5% of the contract cost withheld from subcontractors. Tell us if any revenue or expense is recorded in relation to property warranty. Refer to your basis in accounting literature. In addition disclose a property warranty liability roll forward in your financial statements.

Note 3 – Acquisition of a Subsidiary, page F-10

92. We note your statement that "On July 1, 2009, Xingtai Zhongding acquired 100% of the equity interests of Xingtai Zhongding Business Service Company Limited, a company indirectly wholly-owned and controlled by Mr. Guo Jianfeng, from its

predecessor nominal equity holders for a purchase price of RMB6,000,000 (approximately $878,000). The acquisition is a business combination under common control, therefore the Companies accounted for this acquisition using the as if pooling-of-interest method." Please explain what you mean by predecessor nominal equity holders. Tell us why Mr. Guo Jianfeng indirectly wholly-owns and controls Xingtai Zhongding Business Service Company Limited. Tell us why this business acquisition qualifies for a business combination under common control.

Note 4 – Contracts receivable, page F-10

93. We note that when customers deposit more that 50% of the total purchase price, you may defer the remaining purchase price. These deferred balances are unsecured, bear no interest and are due within 365 days from the date of sale. Please clarify your revenue recognition policy with regard to customer deposits and the related deferral of the remaining purchase price. For instance, do you recognize revenue at the date of sale or when you receive the deferred funds? Refer to your basis in accounting literature.

Note 6 – Other Receivables, page F-11

94. Please tell us why you pay sales-related business tax, urban construction tax, education surcharge and LAT in excess of amounts recognized in the income statement. Tell us why for the year ended December 31, 2009 you have $814,321 recorded as an asset and $2,197,327 recorded as a liability (page F-12) for these types of taxes. Provide us with the journal entries used to record sales-related business tax, urban construction tax, education surcharge and LAT.

Note 11- Income Taxes, page F-12

95. In order for us to obtain a better understanding of how you calculated your income tax provision, please tell us:

   a. Why you did not record a current EIT expense provision for the year ended December 31, 2008;
   b. Why you do not classify the LAT expense as part of cost of real estate sale in the statements of operations. In this regard, we note your disclosure on page F-8 that the tax due is assessed when all units of a project are sold;
   c. Why EIT benefits of LAT;
   d. A description of the items that are non-deductible expenses and non-taxable income

Exhibit 99.2: Hebei Zhongding Real Estate Development Corporation Limited and Xingtai Zhongding Jiye Real Estate Development Company Limited Unaudited Combined Financial Statements for the Nine Months Ended September 30, 2010 and 2009

Combined Balance Sheets, page F-1

96. Please comply with all comments issued under Exhibit 99.1: Hebei Zhongding Real Estate Development Corporation Limited and Xingtai Zhongding Jiye Real Estate Development Company Limited Audited Combined Financial Statements for the Years Ended December 31, 2009 and 2008 as applicable.

Combined Statements of Cash Flow, page 4

97. We note based on your combined balance sheets on page 1 that properties and land lots under development increased by $42.8 million, however your combined statement of cash flows shows a use of cash equal to $11.9 million. Please explain.

Recently Issued Accounting Pronouncements, page F-9

98. We note that ASU No. 2009-17 is effective at the beginning of a company's first fiscal year that begins after November 15, 2009. In this regard please provide all the disclosure as required by ASU No. 2009-17, specifically ASC 810-10-45 and 810-10-50.

Note 1 – Basis of Preparation and Significant Accounting Policies, page 4

99. Please disclose why you believe "Mr. Guo Jianfeng is the ultimate controlling shareholder of Kirin China." Refer to your basis in accounting literature.

Government Grant, page 6

100. Tell us how you accounted for the government grant received by an equity owner. Specifically;

   a. Provide us with the journal entries used to record the government grant.
   b. Please explain why there is a cash outflow in cash flows from operating activities equal to the value of the government grant of $6,346,595.
   c. Please confirm that this government grant was actually received.
   d. If the government grant was not received, please explain your basis for recognizing the grant.
   e. Tell us why the use of percentage-of-completion method is appropriate in relation to recognizing the government grant. Refer to your basis in accounting literature.

      f. In your MD&A disclose any condition or contingency involving the government grant. Including whom the recipient of the grant should be and whether a wholly foreign owned enterprise has the right to receive these grant funds.

      g. Also disclose any condition of refunds for this grant. Specifically, disclose whether there are any circumstances in which the grant funds would have to be returned.

Note 11 – Subsequent Events, page 9

101. Please disclose whether Mr. Guo Jianfeng has actually exercised his call option, the date the call option was exercised and the basis for the exercise. Please refer to page 6 of your Form 8-K and the call option exercise criteria.

Exhibit 99.3 Pro Forma Financial Information

102. Please provide a pro forma income statement for the year ended December 31, 2009 and the nine months ended September 30, 2010.

103. Please disclose the income tax effect on consolidating your VIEs. For example disclose whether the VIEs and the consolidated PRC entity will be responsible for income taxes. Discuss whether this will result in double taxation and the effect to your income statement for the periods presented.


        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 or me at 202-551-3810 with any other questions.

Sincerely,


/s/ Celeste Murphy for
Larry Spirgel
Assistant Director


cc:     Via facsimile to (732) 577-1188
Gregg E. Jaclin, Esq.
Anslow & Jaclin, LLP